      Exhibit (a)(4)

ALTERA CORPORATION

WITHDRAWAL FORM FOR OPTION EXCHANGE PROGRAM

Instructions: If you previously elected to participate in Altera’s Option Exchange Program, and you would like to change your election and/or withdraw from the program altogether, you must fill out this form and return it to Altera Corporation, Attention: Legal Department at 101 Innovation Drive, San Jose, California 95134, by 2:00 p.m. Pacific Daylight Time on July 3, 2003, unless the Offering Period is extended. No late forms will be accepted—no exceptions. The method of delivery that you choose is at your election and risk. If delivery is by standard mail, we recommend that you use certified mail with return receipt requested. It is your responsibility to allow sufficient time to ensure timely delivery.

To Altera Corporation:

I previously received a copy of the Offer to Exchange Certain Outstanding Options Under the Altera Corporation 1996 Stock Option Plan and the Election Form for Option Exchange Program, in which I elected to accept Altera’s Offer as to certain eligible option grants. I now wish to change that election and keep certain option grants that I previously elected to exchange, as identified below. I understand that I must withdraw all or none of the options granted to me on a single grant date and at the same exercise price (defined as a single option grant). In addition, I may not withdraw any previously-tendered Six Months Prior Options unless I withdraw all of the option grants that I previously tendered.

I have read and understand all of the terms and conditions of the Offer. I understand that in order to reject the Offer as to all or some of my eligible options, I must sign and deliver proper notice so that it is received by the Legal Department in San Jose by 2:00 p.m. Pacific Daylight Time on July 3, 2003, unless the Offering Period is extended.

By rejecting the Offer as to some or all of my eligible grants, I understand that I will not receive any replacement options corresponding to those grants and I will retain those options previously elected for exchange with their existing exercise price and vesting schedule. These options will continue to be governed by the terms of the 1996 Stock Option Plan and the corresponding stock option agreements between Altera and myself.

     I hereby elect to withdraw the following options from the Offer:

Grant	Date Exercise Price	# of Options Outstanding

Optionee’s Signature	Date

Optionee’s Name